May 22, 2013

VIA EDGAR
Edward P. Bartz, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

      Re: Capitala Finance Corp.
             Confidential Submission of Registration Statement on Form N-2
             Filed on April 10, 2013

Dear Mr. Bartz:

      On behalf of Capitala Finance Corp. (the *"Fund"*), set forth below are the Fund's responses to the comments provided by the staff of the Division of Investment Management (the *"Staff"*) of the Securities and Exchange Commission (the *"Commission"*) to the Fund by letter, dated May 10, 2013, with respect to the Fund's registration statement on Form N-2, confidentially submitted to the Commission on April 10, 2013 (the *"Registration Statement"*), and the prospectus included therein (the *"Prospectus"*). The Staff's comments are set forth below and are followed by the Fund's responses. The revisions to the Prospectus referenced in the below responses are set forth in the amended Registration Statement, confidentially submitted with the Commission concurrently herewith. Defined terms used but not defined herein are intended to have the meaning ascribed to them in the Prospectus.

PROSPECTUS

Cover Page

    1.   *The second paragraph of the Cover Page states that the Fund will acquire two SBIC-licensed subsidiaries which will elect to be treated as BDCs. Please explain to us whether the two SBICs will file registration statements on Form N-5 prior to filing notices of election to be treated as BDCs on Form N-54A.*

      The Fund advises the Staff on a supplemental basis that the Fund has added the two SBIC-licensed subsidiaries as co-registrants on the Registration Statement and revised the Registration Statement to be a joint Form N-2 filing for the Fund and a Form N-5 filing for the two SBIC-licensed subsidiaries.

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    2.   *Section 54 of the Investment Company Act of 1940 (the "Investment Company Act") requires that a company may elect to be treated as a BDC if it has either a class of equity securities registered under Section 12 of the Securities Exchange Act of 1934 (the "Exchange Act") or has filed a registration statement under Section 12 of the Exchange Act. Please inform us of the Fund's plan to register a class of shares for each SBIC under the Exchange Act.*

      The Fund advises the Staff on a supplemental basis that it intends to file with the Commission a Form 8-A to register a class of shares for the Fund and for each SBIC-licensed subsidiary under the Exchange Act immediately prior to filing a notification of election to be regulated as a business development company under the Investment Company Act on Form N-54A for the Fund and for each SBIC-licensed subsidiary.

    3.   *The Fund appears to be engaged in the indirect distribution of securities of the two SBICs. Please explain to us if the SBICs will be co-registrants on the Fund's registration statement. If not, please provide an analysis as to why the SBICs should not be deemed co-registrants on the Fund's registration statement. See Rule 140 under the Securities Act of 1933 (the "Securities Act").*

The Fund advises the Staff on a supplemental basis that the Fund has added the two SBIC-licensed subsidiaries as co-registrants on the Registration Statement and revised the Registration Statement to be a joint Form N-2 filing for the Fund and a Form N-5 filing for the two SBIC-licensed subsidiaries.

Summary (Page 1)

4. *The second paragraph of this section states that, immediately prior to this offering, the Fund will acquire an investment portfolio (the "Legacy Portfolio") from several funds (the "Legacy Funds") in exchange for shares of the Fund's common stock and the assumption of the Legacy Funds' outstanding debentures. A disclosure in the first paragraph on page 3 of the prospectus provides that the Legacy Funds are managed by affiliates of the Fund's investment adviser. Please provide an analysis of these transactions under Section 57 of the Investment Company Act, including a discussion of whether an exemption from the provisions of this section is necessary.*

The Fund advises the Staff on a supplemental basis that the Fund intends to complete all of the Formation Transactions relating to the acquisition of the Legacy Portfolio from the Legacy Funds prior to the Fund's election to be regulated as a business development company under the Investment Company Act. Therefore, at the time of the Formation Transactions the Fund will not be subject to the provisions of Section 57 of the Investment Company Act.

Edward P. Bartz, Esq.
May 22, 2013
Page 3

Summary — Capitala Finance Corp. — Our Investment Strategy (Page 1)

5. *In this section, please discuss the extent to which the Fund will invest through its two SBIC subsidiaries, and the extent to which the Fund intends to engage in direct investments in portfolio companies. Please also discuss how direct investments may differ from investments through the subsidiaries.*

The Fund has revised the above-referenced disclosure in response to the Staff's comment.

6. *The second paragraph of this section states that the Legacy Funds have made, and the Fund will continue to make, investments in "high-credit quality companies." Since the term "high quality" connotes companies with credit quality in the top two tiers, but later disclosure states that the Fund will invest in lower quality "junk bonds," please delete the term "high-credit quality." Please also disclose in this section the Fund's policies regarding the credit quality and maturities of its investments, and include the term "junk bonds" in describing loans that are rated below investment-grade. Finally, please disclose the speculative characteristics of junk bonds in the discussions of the Fund's risks.*

The Fund has revised the above-referenced disclosure in response to the Staff's comment.

Summary — Capitala Investment Advisors (Page 2)

7. *The first paragraph of this section discloses that Capitala Investment Advisors manages several affiliated funds whereby institutional limited partners in the Legacy Funds have co-invested with the Legacy Funds in portfolio investments. Please explain to us whether any affiliated person, as that term is defined in Section 2(a)(3) of the Investment Company Act, or principal underwriter of the Fund, will maintain any equity or debt interest in any of the companies that will be included in the Legacy Portfolio.*

The Fund advises the Staff on a supplemental basis that after the completion of the Formation Transactions and the filing with the Commission of the Fund's election to be regulated as a business development company under the Investment Company Act on Form N-54A, no principal underwriter of the Fund, is expected to maintain any equity or debt interest in the companies that the Fund intends to include in the Legacy Portfolio. However, certain affiliates of the Fund, as such term is defined in Section 2(a)(3) of the Investment Company Act, may currently hold debt and/or non-controlling equity positions in a limited number of portfolio companies that comprise the Legacy Portfolio. The Fund is aware of, and intends to comply with, the requirements of Section 57 of the Investment Company Act with respect to the disposition of any such investments, including the restrictions imposed thereunder on joint dispositions involving the Fund and affiliates thereof. The Fund does not presently intend to co-invest with such affiliates on a prospective basis after completion of the Formation Transactions.

Summary — Formation of our Company (Page 3)

8. *The first paragraph of this section states that the Fund's Board of Directors determined the fair value of the Legacy Portfolio based on management's internal analysis and positive assurance from a third-party independent valuation firm. Please identify the third-party valuation firm in this section, and file a copy of the valuation and the consent of the third-party valuation firm as exhibits to the registration statement. See Section 7(a) of the Securities Act and Item 25.2n of Form N-2.*

The Fund advises the Staff on a supplemental basis that the third-party valuation firm referenced in the Prospectus is performing, on behalf of the Fund, valuation services that are substantially similar in nature and scope to those provided by other valuations firms to existing business development companies. Specifically, consistent with the quarterly valuation process undertaken at other existing business development companies, the third-party valuation firm merely assisted the Fund's Board of Directors in determining the fair value of the investments included in the Legacy Portfolio in accordance with the requirements of the 1940 Act and GAAP.

In addition, the Fund specifically opted not to name the third-party valuation firm in the Prospectus to avoid suggesting that such firm was serving in an expert capacity, either with respect to the Fund's proposed initial offering or otherwise. The Fund therefore believes that naming the third-party valuation firm in the Prospectus, and correspondingly treating such firm as an "expert" within the meaning of Section 7(a) under the Securities Act, would be contrary to existing precedent with other business development companies, and would have a chilling effect on the use of such third-party valuation firms by the Fund and other business development companies.

9. *The diagram on this page shows that the Fund will be the parent of two SBICs, as well as of the general partners of the SBICs. The presence of the general partners in the diagram may confuse investors, who may believe that they represent additional pooled investment vehicles. Please remove the general partners from the diagram, and explain in the narrative or elsewhere in the registration statement that the Fund will own the general partners that will manage the SBICs.*

The Fund has revised the above-referenced disclosure in response to the Staff's comment.

10. ***Legacy Portfolio.*** *This section describes the weighted average annualized yield and yield to maturity of the Legacy Portfolio. Please also disclose the dollar-weighted average maturity of the Legacy Portfolio.*

The Fund has revised the above-referenced disclosure in response to the Staff's comment.

11. *This section also describes the Legacy Portfolio's payment-in-kind ("PIK") interest component. Please explain to us whether the adviser will charge a fee on PIK interest, and whether the adviser will return that fee to the Fund should the PIK interest become uncollectible. If the adviser charges a fee on PIK interest, and does not return the fee to the Fund if it becomes uncollectible, please describe this situation in the discussions of the Fund's risks.*

The Fund has revised the "Risk Factors" section of the Prospectus in response to the Staff's comment. The Fund also advises the Staff on a supplemental basis that the adviser intends to charge a fee on PIK interest and the adviser does not intend to return the fee charged on PIK interest to the Fund if the PIK interest becomes uncollectible.

Summary — Summary Risk Factors (Page 7)

12. *The fourth bullet point in this section states that the Fund's portfolio may lack company diversification. Please add to this disclosure that the Fund is classified as non-diversified under the Investment Company Act.*

The Fund has revised the above-referenced disclosure in response to the Staff's comment.

13. *The tenth bullet point in this section provides that one of the risks the Fund is subject to is "the typical risks associated with leverage." Please summarize the risks associated with leverage in this section.*

The Fund has revised the above-referenced disclosure in response to the Staff's comment.

The Offering — Use of Proceeds (Page 9)

14. *This section provides that the Fund expects to invest substantially all of the net proceeds of the offering in accordance with the Fund's principal investment strategies within 6 to 9 months from the consummation of the offering. Please disclose the reasons for this expected delay. See Guide 1 to Form N-2.*

The Fund has revised the above-referenced disclosure in response to the Staff's comment.

The Offering — Distributions (Page 9)

15. *Please inform us whether the Fund will enter into an expense support agreement in which the adviser may waive expenses in order to permit the Fund to make distributions.*

The Fund advises the Staff on a supplemental basis that it will not enter into an expense support agreement in which the adviser may waive expenses in order to permit the Fund to make distributions.

The Offering — Lock-up Agreements (Page 9)

16. *This section states that the Legacy Investors, Capitala Finance, and each of the directors and officers has agreed with the underwriters not to sell their shares of*

Edward P. Bartz, Esq.
May 22, 2013
Page 6

the Fund for at least 180 days from the date of the prospectus. Please explain to us whether the entities listed above, or any others, will have demand or "piggyback" registration rights. We may have additional comments after reviewing your response.

The Fund advises the Staff on a supplemental basis that the Fund does not intend for any of the Legacy Investors, the Fund's officers and directors or any other entities or persons to have any demand or "piggyback" registration rights with respect to shares of the Fund's common stock. The lock-up agreements that the Legacy Investors, the Fund, and each of the Fund's officers and directors has agreed to sign in connection with the Fund's proposed initial public offering are solely for the benefit of the underwriters for such offering.

The Offering — Investment Advisory Fees (Page 10)

17. *Disclosure in this section states that the base management fee is calculated on "gross assets." Please define "gross assets" and explain how derivatives are valued for purposes of calculating "gross assets." Also, please disclose that the notional value of derivatives will not be used to calculate "gross assets."*

The Fund has revised the above-referenced disclosure, as well as the "Fees and Expenses" and the "Investment Advisory Agreement" sections of the Prospectus, in response to the Staff's comment.

18. *Please describe in this section the investment advisory fees that will be charged by the SBICs. Please also file the advisory agreements for the SBIC subsidiaries as exhibits to the registration statement. See Item 25.g of Form N-2.*

The Fund advises the Staff on a supplemental basis that the Fund's two SBIC-licensed subsidiaries do not intend to enter into any investment advisory agreements with the Fund and do not intend to charge the Fund any investment advisory fees because the two SBIC-licensed subsidiaries are expected to be wholly-owned consolidated subsidiaries of the Fund, both for GAAP and Investment Company Act purposes. As a result, there are no investment advisory agreements for the two SBIC-licensed subsidiaries that would need to be filed as exhibits to the Registration Statement.

The Offering — Leverage (Page 11)

19. *This section states that the Fund may use leverage. Please describe how much leverage the Fund is permitted to use.*

The Fund has revised the above-referenced disclosure in response to the Staff's comment.

Fees and Expenses (Page 13)

20. *The second line item under "Stockholder transaction expenses" discloses "Offering expenses borne by us." Since all stockholder transaction expenses are borne by stockholders, please delete the term "borne by us" from the second line item, as this may be confusing to investors.*

The Fund has revised the above-referenced disclosure in response to the Staff's comment.

21. *The first line item under "Annual expenses (as a percentage of **net** assets attributable to common stock)" discloses a "Base management fee" of 1.75%, with a footnote stating that the base management fee is 1.75% of **gross** assets. (Emphasis added.) Please provide the Fund's base management fee as a percentage of **net** assets in the fee table. See Item 3.1 of Form N-2.*

The Fund has revised the above-referenced disclosure in response to the Staff's comment.

22. *Please include the expenses of the two SBIC subsidiaries in the fee table. Also, please delete the term "estimated" from the line items for "Other expenses" and "Total annual expenses." See Item 3.1 of Form N-2.*

The Fund has revised the above-referenced disclosure to delete the term "estimated" in response to the Staff's comment. The Fund also advises the Staff on a supplemental basis that the Fund intends to own 100% of partnership interests in both of the SBIC-licensed subsidiaries immediately prior to pricing of the Fund's proposed initial public offering. As a result, both of the SBIC-licensed subsidiaries are expected to be fully consolidated with the Fund, both for GAAP and Investment Company Act purposes. The Fund confirms to the Staff that the amounts, including the estimated costs of leverage, reflect the inclusion of expenses, on a consolidated basis, of both of the SBIC-licensed subsidiaries.

23. *We note that most of the information in the table of fees and expenses is incomplete. Please provide us with the details of the Fund's fees and expenses as soon as they are available.*

The Fund acknowledges the Staff's comment and confirms to the Staff that it intends to provide the details of the Fund's fees and expenses as soon as they are available.

Fees and Expenses — Example (Page 15)

24. *This example shows the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to an investment in the Fund, assuming a 5% annual return. Please provide an additional line item to the example disclosing the costs that would be incurred if the 5% return used in the example was made up entirely of capital gains subject to the 20% incentive fee.*

The Fund has revised the above-referenced disclosure in response to the Staff's comment.

Risk Factors — *Risks Relating to Our Business and Structure — We may not be able to pay you distributions, our distributions may not grow over time and a portion of our distributions may be a return of capital* (Page 25)

25. *Please discuss the possibility of distributing a return of capital in the "Distributions" sections found on pages 9 and 43 of the prospectus. Also, the second paragraph of this section states that a distribution treated as a return of capital will be non-taxable to the shareholder to the extent of an investor's basis in the stock. Please disclose in this section, as well as in the discussions of "Distributions" on pages 9 and 43, that a return of capital is a return of a portion of the shareholder's original investment in the Fund, and describe the effect on the investor's basis in the stock, and the long-term tax implications for the investor.*

The Fund has revised the above-referenced disclosure in response to the Staff's comment.

Risk Factors — *Risks Related to This Offering — Provisions of the Maryland General Corporation Law and of our charter and bylaws could deter takeover attempts and have an adverse impact on the price of our common stock* (Page 39)

26. *The second paragraph of this section provides measures that the Fund has adopted that may delay, defer or prevent a change in control that might otherwise be in the best interests of the Fund's shareholders. Please describe in this section the rationale for adopting these provisions, and the positive and negative effects of these provisions. Also, please provide a statement stating whether the Board of Directors has considered these provisions and determined that they are in the best interest of shareholders. See Guide 3 to Form N-2.*

The Fund has revised the above-referenced disclosure in response to the Staff's comment.

Discussion of the Company's Expected Operating Plans — Critical Accounting Policies (Page 51)

27. *Please explain to us the proposed basis of consolidation of the Fund's two SBIC subsidiaries after the Formation Transaction. Also, please describe the financial statements of the two SBICs that will be included in the Fund's registration statement. See Rules 3-05 and 3-01 of Regulation S-X. In your response, please include the following:*

   • *The periods covered by the financial statements;*

   • *whether the financial statements have been audited;*

   • *whether the financial statements are compliant with Regulation S-X.*

   Finally, please explain to us whether the Fund plans to include a special purpose audit of the two SBICs' schedules of investments as of a date close to the effectiveness of the Fund's registration statement if a significant amount of time has elapsed since the two SBICs' last audit, or if there have been material changes to the financial statements of the two subsidiaries.

The Fund advises the Staff on a supplemental basis that the Fund intends to own 100% of partnership interests in, and as a result control, both of the SBIC-licensed subsidiaries immediately prior to pricing of the Fund's proposed initial public offering. As a result, the Fund believes that both of the SBIC-licensed subsidiaries should be fully consolidated with the Fund for accounting purposes, consistent with Rule 6-03(c) of Regulation S-X.

The Fund further advises the Staff on a supplemental basis that, in connection with its proposed initial public offering, the Fund proposes to include audited financial statements, dated as of December 31, 2012, for each of the SBIC-licensed subsidiaries covering the prior two fiscal years, along with audited seed-stage financial statements of the Fund, prepared as of a recent date, in each case prepared in accordance with GAAP. The Fund also intends to include unaudited interim financial statements for each of the SBIC-licensed subsidiaries for the three-month period ended March 31, 2013, which will include updated schedules of investments for each SBIC-licensed subsidiary.

Business — Managerial Assistance (Page 71)

28. *This section states that the Fund will offer managerial assistance to its portfolio companies, and may receive fees for these services. In your response to this letter, please address the issue of whether it is appropriate for the managers of BDCs to obtain fee income for providing managerial assistance. The legislative history of the Small Business Investment Incentive Act of 1980 indicates that it was the intent of Congress to liberalize the treatment of venture capital investment companies to permit incentive compensation because of the managerial assistance such managers provided small businesses. BDC managers were permitted to receive incentive compensation in the form of an incentive fee (for external managers) or stock options (in the case of internal managers) to bring their expertise to fledgling or foundering companies. Please explain to us why it is appropriate for BDC managers or their affiliates to receive both incentive compensation and fees for providing the assistance that was the justification for allowance of incentive compensation in the first place.*

The Fund advises the Staff on a supplemental basis that any fees that may be paid by the Fund's portfolio companies in connection with the provision of managerial assistance by the Fund to such portfolio companies would be paid directly to the Fund rather than to the Fund's external investment adviser. As a result, the Fund's external investment adviser would not receive any fees for providing managerial assistance to the Fund's portfolio companies, other than reimbursements of out-of-pocket expenses incurred in connection with providing such managerial assistance, and instead such fees would be considered income of the Fund.

Edward P. Bartz, Esq.
May 22, 2013
Page 10

Portfolio Companies (Page 73)

29. *Please disclose the following information, either within the description of each security or as a narrative, for the past three years:*

   • *Whether the investment is on partial or non-accrual of income;*

   • *if the security is on partial or non-accrual of income, a full description of the reasons why income is not being accrued at the full coupon rate;*

   • *whether there has been a material change to the creditworthiness of the borrower;*

   • *whether the type of income being accrued is cash, non-cash (original issue discount or payment in kind) or a combination of types; and*

   • *whether the investment has been restructured in any way since its initial offering, such as a change in interest rate, maturity date, or type of interest.*

The Fund acknowledges the Staff's comment and confirms to the Staff that it intends to provide the above-referenced disclosure as soon as it is available.

Management — Board of Directors and Executive Officers (Page 74)

30. *We note that much of the information regarding the Fund's Board of Directors has not been completed. Please ensure that the disclosure provided in a subsequent pre-effective amendment satisfies the requirements of Item 18 of Form N-2, and includes a disclosure indicating why the Fund has determined that its leadership structure is appropriate given the specific characteristics or circumstances of the Fund.*

The Fund has revised the above-referenced disclosure in response to the Staff's comment.

Determination of Net Asset Value — Determinations in Connection with Offerings (Page 99)

31. *The second paragraph of this section provides that, in determining that the Fund is not selling its shares of common stock at a price below its current net asset value, the Fund will not be required to calculate the net asset value of its common stock. Since Section 23(b) of the Investment Company Act, which applies to BDCs through Section 63 of the Investment Company Act, states that no registered closed-end company shall sell any common stock of which it is the issuer at a price below its current net asset value, "which net asset value shall be determined as of a time within forty-eight hours" prior to the date of sale of the common stock, please revise this section to comply with Section 23(b).*

The Fund advises the Staff on a supplemental basis that it believes that the above-referenced language reflects the current process utilized by existing business development companies to comply with the requirements of Section 23(b) in connection with follow-on equity offerings. Specifically, a business development company's Board of Directors, or a pricing committee thereof, will consider information supplied by management with respect to any

changes in net asset value per share since the last quarterly determination of net asset value by the business development company's Board of Directors, and must affirmatively determine that price per share less any underwriting discounts or commissions remains at or above net asset value per share, after taking into account such additional information.

Description of Our Capital Stock — Control Share Acquisitions (Page 113)

32. *The last paragraph of this section discloses that the Fund's bylaws contain a provision exempting from the Maryland Control Share Acquisition Act (the "Control Share Act") all acquisitions of the Fund's shares of stock, but that such provision may be amended or eliminated in the future if the SEC staff does not object to the Fund's determination that the Fund's being subject to the Control Share Act does not conflict with the Investment Company Act. Please add disclosure stating that the staff of the Division of Investment Management has taken the position that, if a business development company fails to opt-out of the Control Share Act, its actions are inconsistent with Section 18(i) of the Investment Company Act. See Boulder Total Return Fund, Inc. (SEC Staff No-Action Letter (Nov. 15, 2010)).*

The Fund has revised the above-referenced disclosure in response to the Staff's comment.

GENERAL COMMENTS

33. *Please advise us whether the Fund intends to conduct a "road show" as defined in Rule 433(h)(4) under the Securities Act.*

The Fund advises the Staff on a supplemental basis that the Fund intends to conduct a traditional "road show" during which it intends to only convey information to potential investors orally and not to distribute any written communications. The safe-harbor for written communications in connection with "road shows" pursuant to Rule 433 under the Securities Act does not apply to business development companies.

34. *We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.*

The Fund acknowledges the Staff's comment.

35. *If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.*

The Fund advises the Staff on a supplemental basis that while it intends to include a price range per share in the Prospectus prior to requesting effectiveness of the Registration Statement, it intends to omit the final public offering price per share in reliance on Rule 430A.

36. *Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.*

The Fund advises the Staff on a supplemental basis that it may submit an application for exemptive relief pertaining to Sections 6(c), 12(d)(1)(J), 57(c), and 57(i) of the Investment Company Act and Rule 17d-1 thereunder, and under Section 12(h) of the Exchange Act. Such relief would permit the Fund and its two SBIC-licensed subsidiaries to operate effectively as one company, specifically allowing them to: (1) engage in certain transactions with each other; (2) invest in securities in which the other is or proposes to be an investor; (3) be subject to modified consolidated asset coverage requirements for senior securities issued by a business development company and its SBIC subsidiary; and (4) file consolidated reports with the Commission.

37. *Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.*

The Fund acknowledges and has complied with the Staff's comment.

38. *We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.*

The Fund acknowledges the Staff's comment.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc: Joseph B. Alala, III / Capitala Finance Corp.
John Mahon / Sutherland Asbill & Brennan LLP